A Special Meeting of the Shareholders of the Jackson Perspective Optimized 5 Fund of the JNL Investors Series Trust was held March 9, 2007.

The meeting involved the approval of the reclassification of the Jackson Perspective Optimized 5 Fund from a diversified fund to a non-diversified Fund.

The following proposal was voted upon at the meeting:

1. To vote on the change in the Fund's status from a diversified fund to a non-diversified fund.

     FUND                                    AFFIRMATIVE    AGAINST    WITHHOLD
     ----                                    -----------    -------    --------
     Jackson Perspective Optimized 5 Fund    501,708.79        0       100.604
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